April 28, 2009

VIA EDGAR AND FAX

Kathryn McHale
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Camden National Corporation
Form 10-K for Year Ended December 31, 2008
Definitive Proxy Statement filed March 13, 2009
File No. 01-0413282

Dear Ms. McHale:

This letter is submitted on behalf of Camden National Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter of April 14, 2009 to the undersigned (the “Comment Letter”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Item 1. Business – Supervision and Regulation, page 4

1.
We note your disclosure on page 11 that the Economic Stabilization Act and American Recovery Reinvestment Act may impact your business; if appropriate, please include a discussion of these acts in this section or explain to the staff why you believe this disclosure is unnecessary.

The Company was not materially impacted by the Economic Stabilization Act, including the Troubled Asset Relief Program, or the American Recovery and Reinvestment Act. Thus, descriptions of these acts were not included in the Supervision and Regulation disclosures. The references of these Acts within Item 1A were provided as current examples of federal government actions and legislation creating market volatility, which could impact the market for the Company’s common stock.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities and Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

2.
In future filings, please provide the information required by Item 201(d) of Regulation S-K under Item 12 rather than Item 5. Please see Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

We have reviewed Regulation S-K Compliance and Disclosure Interpretation 106.01 and, in future filings, the Company will provide the information required by Item 201(d) of Regulation S-K under Item 12.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Core Results, page 23

3.
We note the disclosure of net income and various ratios excluding investment security losses and their tax effect.  Item 10(e)(1)(ii)(B) of regulation S-K does not allow presenting non-GAAP financial information that eliminates or smoothes items identified as non-recurring, infrequent or unusual, when the nature of the charge is such that it is reasonably likely to recur within two years. Given the current market conditions, please tell us why you consider the investment losses infrequent in nature. Also, please tell us and revise future filings to disclose why you believe presenting this non-GAAP measure provides information that is useful to an investor regarding your financial condition and results of operations. You may refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003 available at www.sec.gov.

The Company’s investment security losses were predominantly (96% of the net security losses) related to the conservatorship by the U.S. government of the Federal Home Loan Mortgage Corporation (“Freddie Mac”), as more fully described in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Non-Interest Income, page 26.  We believe that the conservatorship of Freddie Mac is unprecedented, with the closest similar action being the development of the Resolution Trust Corporation twenty years ago, and therefore, we believe that such an action is unlikely to recur within the next two years to an entity held directly or indirectly within our investment securities portfolio. The remaining 4% of investment securities losses, which amounted to $406,000, net of tax, or $0.05 per share, were included as the amount is not material and with the intent to avoid confusion by disclosing multiple tranches of securities gains/losses.

Based upon this conclusion, we believe that the presentation of the non-GAAP financial information provides useful information to our investors as it allows them to understand the financial impact of the event, the ability to easily compare the current and historical results of the core operations of the Company, and to develop more accurate expectations for our future operating results.  In future filings, we will include our reasons for presenting this non-GAAP information.

Item 8. Financial Statements and Supplementary Data – Note 2 – Acquisition of Union Bankshares Company, page 53

4.
In the first paragraph on page 55 we note your disclosure stating that as part of your acquisition of Union Bankshares, you transferred the lease and other fixed assets of a branch facility and sold the related deposits to another financial institution. We also note your disclosure stating you received a deposit premium of $1.4 million which was recorded in goodwill. Please explain to us why you believe the deposit premium from your disposition of deposits is related to your acquisition and should be recorded in goodwill as opposed to an adjustment of your core deposit intangibles.  Provide us your full accounting for this transaction and any source in the accounting literature you relied on to support your presentation.

Due to an increase in the concentration of market deposits in the market area, as measured by the Herfindahl-Hirschman Index, the branch divesture and deposit sale was required as a condition of the regulatory approval of the merger.  As the Company was in the process of divesting the branch, those branch deposits were excluded from the core deposit intangible (“CDI”) valuation. Thus, the application of the deposit premium on the sold branch to the CDI would have incorrectly reduced the CDI. As the divestiture was required in order to complete the merger and the deposits were carved out of the related CDI calculation, the Company concluded the deposit premium on the sold deposits should be recorded in goodwill.

Note 1 – Summary of Significant Accounting Policies - Securities, page 48

5.
We note your $21 million investment in FHLB Boston stock as of December 31, 2008.  We also note that you did not consider this investment other than temporarily impaired as of December 31, 2008.  In order to provide more transparent disclosure, please tell us and revise your future filings to disclose how you considered any positive and negative factors in reaching this conclusion. Please discuss how you considered the fact that the FHLB became prohibited form paying dividends until it generates sufficient net income to eliminate its accumulated deficit as of December 31, 2008.

As of March 13, 2009, the date the Company filed its Form 10-K, the only current financial information available for the Federal Home Loan Bank of Boston (“FHLBB”) was part of a press release distributed on February 26, 2009. Although the FHLBB announced the suspension of dividends, we noted that its capital position met all regulatory requirements and the net loss was caused by an other than temporary (“OTTI”) charge for which the stated economic loss was estimated to be $22.0 million, or 6.5% of the OTTI write-down. Without the additional $317.1 million in OTTI write-down, the FHLBB would not have recorded a net loss for the year and may not have suspended its dividend. The FHLBB stated the belief that it would recover a substantial portion of the recorded OTTI losses over time. Given the information available at the time of the Company’s 10-K filing, the extended time frame the FHLBB has to redeem our stock, and the Company’s ability and intent to hold the stock until redeemed, we believe that the stock is not impaired as of the date of the filing of the Form 10-K.

Our current assessment, and thus future filings, will be impacted by the release in April 2009 of FSP FASB 115-2 Recognition and Presentation of Other-Than-Temporary-Impairment, which changes how companies, including the FHLBB, will recognize OTTI of the value of debt securities. Under FSP FASB 115-2, only the amount of the estimated credit loss is recorded through earnings, while the remaining mark-to-market loss is recognized through other comprehensive income. As the change is retroactive, the FHLBB will reclassify amounts back into retained earnings of non-credit-related market losses on investments held at the beginning of the period. We anticipate the reclassification to approximate the $317.1 million noted above, and to have the effect of nullifying the 2008 net loss. We will continue to disclose that the FHLBB has suspended its dividend, and given the extended time frame the FHLBB has to redeem our stock, and the Company’s ability and intent to hold the stock until redeemed, we believe that the stock is not impaired.

Note 3 – Securities, page 56

6.
We note the significant unrealized losses on your private issue collateralized mortgage obligations as of December 31, 2008. Given the current market conditions and the severity of losses on these investments, please provide us with your analysis that helped you determine that you did not need to record an other than temporary impairment on theses securities as of December 31, 2008. Also, we note that you sold investments classified as available for sale during the year ending December 31, 2008.  Please tell us if this sale relates to the private issue collateralized mortgage obligations and if so, how this sale impacted your assertion that you have the intent and ability to retain these securities until the decline in value has been recovered.

In determining whether an other than temporary impairment has occurred, the Company reviews pertinent information about the underlying investment and assesses our ability to hold the securities for the foreseeable future. The unrealized loss on private issue collateralized mortgage obligations (“CMOs”) at December 31, 2008 totaled $10.3 million and represented an 18% discount to amortized cost. In determining whether an other than temporary impairment occurred, we considered, in accordance with  FSP EITF 99-20-1 Amendments to the Impairment Guidance of EITF Issue No. 99-20, the ability of the securities to meet cash flow requirements, levels of credit enhancements, risk of curtailment and recoverability of invested amount over a reasonable period of time. We believe the unrealized loss is the result of current market illiquidity and the underestimation of value in the market. We also have the ability and intent to hold these securities until their values recover.

The Company expanded the monitoring of the private issue CMOs in the third quarter of 2008 as economic turmoil centered in the mortgage market and stressed this particular sector. We reviewed the characteristics of our portfolio and utilized default modeling to project the probability of principal loss. A credit analysis report was completed for both the individual tranches and the entire CMO issue. For those bonds deemed to be of higher risk, an additional credit stress analysis was completed. We considered the following items when reviewing the analysis: 1) agency ratings, 2) delinquencies, 3) credit support, 4) coverage ratio, and 5) projected cumulative default percentage. We used this information to make judgments on the quality of our individual investments. We also projected principal loss with the BlackRock Solutions Default Model using a “breakeven analysis,” which projects the levels of defaults that would need to occur to generate the first dollar of principal loss. None of the Company’s private issue CMOs were expected to incur any principal loss in the base case. The model’s default levels would have to be increased 3.5 times before any one of our securities experienced a loss, and much higher for most of the CMOs. Based on the analysis, we concluded that our portfolio was of good credit quality.

As of December 31, 2008, the Company’s private issue CMOs had not been subject to any ratings downgrades or experienced any actual losses. All of the CMOs were rated Triple-A by Moody’s, Standard & Poor’s, and/or Fitch at the time of purchase, and continued to maintain these ratings as of December 31, 2008. Based on all of the above factors, we do not believe the private issue CMOs were other than temporarily impaired at December 31, 2008.

During the first quarter of 2008, the Company liquidated a portion of the investment securities that were acquired through the Union Bankshares acquisition. The first quarter 2008 investments sales of $8.9 million included the sale of $4.8 million in corporate bonds, $3.7 million in private issue CMOs and $362,000 in preferred stock. During the third quarter of 2008, the Company’s investment sales of $9.6 million included a $7.4 million FHLMC mortgage-backed security and $2.2 million in preferred stock.  As the only sale of private issue CMOs occurred in the first quarter of 2008 and was related to restructuring the acquired Union Bankshares’ investment portfolio, we do not believe it impacts our ability or intent to hold the private issue CMOs held at December 31, 2008 until the decline in value has been recovered.

Item 9A. Controls and Procedures, page 87

7.
We note your disclosure that your Chief Executive Officer and Chief Financial Officer & Principal Financial and Accounting Officer concluded that they believe the Company’s disclosure controls and procedures are “reasonably effective” to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commissions rules and forms.  It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are “effective.”  Please tell us and revise future filings to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.  Please see Item 308(a)(3) of Regulation S-K.

The Company’s management conducted an evaluation with the participation of the Company’s Chief Executive Officer and Chief Financial Officer & Principal Financial and Accounting Officer regarding the effectiveness of the Company’s disclosure controls and procedures, as of the end of the last fiscal year. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer & Principal Financial and Accounting Officer concluded that they believe the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. The Company’s future filings will include, as appropriate, an assertion of effectiveness over disclosure controls and procedures.

Definitive Proxy Statement
Item 11.  Executive Compensation
2008 Changes to Executive Officers, page 10

8.	Please correct in future filings that on July 29, 2008 (not 2009) the Board appointed Deborah Jordan to serve as the new CFO effective September 1, 2008 (not 2009), as disclosed on page 10.

In all future filings, the Company will include the 2008 annual date in referencing the appointment of Deborah Jordan as chief financial officer.

Definitive Proxy Statement – Elements of Compensation Paid to Executives, page 11

9.
It appears that in the “Bonus” column of the Summary Compensation Table, the Company made a cash payment to Mr. Daigle, Ms. Jordan and Ms Westfall in 2008 that was not made in accordance with any Elements of Compensation Paid to Executives discussed in the Compensation Discussion and Analysis section.  Please tell us and revise future filings to provide information how the payment of those bonuses fits into the Company’s Elements of Compensation Paid to Executives.  See Instruction 2 to Item 402(b) of Regulation S-K for additional information.

The Compensation Committee has the ability to recommend and approve discretionary cash awards for reasons such as those identified in the related footnotes to the Summary Compensation Table on page 17 and 18. Under the Short-Term Incentives section of the Elements of Compensation Paid to Executive, there should have been a statement reflecting this detail. The Company’s future filings will include a statement reflecting the Committee’s authority to grant discretionary cash awards.

As requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (207) 230-2110.

Very truly yours,

/s/ Deborah A. Jordan
Deborah A. Jordan Senior Vice President and
Chief Financial Officer